Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on August 26, 2011 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired TaskDock Inc. (d/b/a Versly, Inc.) (“TaskDock/Versly”), (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco, Voltron Acquisition Corp., TaskDock/Versly and the Stockholders’ Agent dated as of August 19, 2011 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of common stock granted to you under the TaskDock Inc. 2010 Stock Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of TaskDock/Versly under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase TaskDock/Versly common stock granted to you under the Plan (the “ TaskDock/Versly Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) and/or option assumption agreements entered into by and between you and TaskDock/Versly (the “Option Agreement(s)”), including the necessary adjustments for assumption of the TaskDock/Versly Option(s) that are required by the Acquisition.

The table below summarizes your TaskDock/Versly Option(s) immediately before and after the Acquisition:

Grant Details

Employee ID	[Field: Employee ID]
Grant Date	[Field: Grant Date]
Type of Option	[Field: Grant Type]
Grant Number	[Field: Grant Number]
Cisco Number of Option Shares	[Field: Shares Granted]
Cisco Exercise Price Per Share	[Field: Option Price]
Original Number of Option Shares	[Field: Acquisition Shares]
Original Exercise Price Per Share	[Field: Acquisition Exercise Price]
Vesting Commencement Date	[Field: Vest Start Date]
Expiration Date	[Field: Expiration Date]

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.1317573845 as determined in accordance with the terms of the Merger Agreement, and are intended to: (i) assure that the total spread of your assumed TaskDock/Versly Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed TaskDock/Versly Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your TaskDock/Versly Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed TaskDock/Versly Option(s) was determined by dividing the exercise price per share of your TaskDock/Versly Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan or the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee or consultant of TaskDock/Versly will now refer to your status as an employee or consultant of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed TaskDock/Versly Option(s) remain the same as set forth in the Option Agreement(s) (in this respect, please note that any discussion of option terms (including vesting acceleration) in any employment offer letter (whether from Cisco, TaskDock/Versly or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed TaskDock/Versly Option(s)) but with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition. Vesting of your assumed TaskDock/Versly Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies and, the only permissible methods to exercise your assumed TaskDock/Versly Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed TaskDock/Versly Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed TaskDock/Versly Option(s) may be “early exercised” (i.e., an assumed TaskDock/Versly Option(s) may be exercised for shares of Cisco common stock only to the extent vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco or any present or future Cisco subsidiary, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed TaskDock/Versly Option(s) to the extent vested and outstanding at the time of termination after which time your assumed TaskDock/Versly Option(s) will expire and NOT be exercisable for Cisco common stock.

Please note that you and TaskDock/Versly amended your Option Agreement(s) prior the Closing Date to provide for a “fixed exercise” schedule. You must exercise all of the shares subject to TaskDock/Versly Option(s) that vest and become exercisable during a calendar year (these are referred to as the “exercisable portion”) by no later than December 31st of such calendar year. If you do not do so, you shall automatically forfeit such shares.

As an administrative matter, the exercisable portion of these assumed TaskDock/Versly Option(s) may only be exercised until the close of The NASDAQ Global Select Market on December 31st of each calendar year, or any earlier termination date of the Option term under your Option Agreement(s), or if such date is not a trading day on the The NASDAQ Global Select Market, the last trading day before such date. Any later attempt to exercise this Option will not be honored. For example, if December 31st falls on a Sunday, you must exercise the exercisable portion of the assumed TaskDock/Versly Option(s) by 1 pm Pacific Time on the immediately preceding business day, which would be Friday, December 29th.

To exercise your assumed TaskDock/Versly Option(s), you must utilize one of Cisco’s preferred brokers, the Charles Schwab Corporation (telephone number is                         ) or Morgan Stanley Smith Barney (telephone number is                         ).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed TaskDock/Versly Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed TaskDock/Versly Option(s) will not be exercisable.

If you have any questions regarding this Agreement or your assumed TaskDock/Versly Option(s), please contact                      at                     .

CISCO SYSTEMS, INC.

By: [Field: Mark Chandler Signature]

/s/Mark Chandler

Corporate Secretary

ACKNOWLEDGMENT

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed TaskDock/Versly Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed TaskDock/Versly Option(s), the Plan and this Stock Option Assumption Agreement.

ATTACHMENTS

Exhibit A - Form S-8 Prospectus